CUSIP No. 641208103                SC 13/G

               ________________________________________________





                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE SC 13G
                 Under the Securities Exchange Act of 1934




                       NETWORK EQUIPMENT TECHNOLOGIES
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 per Share
                          (Title of Class Securities)

                                  641208103
                                (CUSIP Number)



                     STAFFORD CAPITAL MANAGEMENT LLC
                            ROBERT M. STAFFORD
                     275 BATTERY STREET, SUITE 1600
                       SAN FRANCISCO, CA.  94111
                             415-362-6120

                           December 31, 2011
        (Date of Event which Requires Filing of this Statement)









Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)











Cusip No. 641208103

_________________________________________________________________________
1.  NAME OF REPORTING PERSON

    STAFFORD CAPITAL MANAGEMENT LLC

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    94-3338814
_________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A)	[ ]

(B)	[X]   Reporting Person is affiliated with other persons.
_________________________________________________________________________
3.  SEC USE ONLY

_________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
_________________________________________________________________________

Number of         5.    SOLE VOTING POWER
Shares                  2,713,920
Beneficially 	  -------------------------------------------------------
Owned by Each     6.    SHARED VOTING POWER
Reporting               0
Person With	  -------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER
                        2,713,920
                  -------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER
                        0
_________________________________________________________________________

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,713,920 SHARES
_________________________________________________________________________

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES.

    [  ]
_________________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.93%
_________________________________________________________________________

12. TYPE OF REPORTING PERSON

    IA
_________________________________________________________________________







CUSIP No. 641208103



_________________________________________________________________________
1.  NAME OF REPORTING PERSON

    CRAIG A. STEPHENS
    XXX-XX-XXXX
_________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   a.	[ ]
   b.	[X]	 Reporting Person is affiliated with other persons.
_________________________________________________________________________
3. SEC USE ONLY

_________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   UNITED STATES
_________________________________________________________________________
5. SOLE VOTING POWER

   744,000 SHARES
_________________________________________________________________________

Number of         5.    SOLE VOTING POWER
Shares                  744,000
Beneficially 	  -------------------------------------------------------
Owned by Each     6.	SHARED VOTING POWER
Reporting               0
Person With	  -------------------------------------------------------
		  7.	SOLE DISPOSITIVE POWER
   			744,000
                  -------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER
                        0
_________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    744,000 SHARES
_________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    [  ]
_________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.4%
_________________________________________________________________________
12. TYPE OF REPORTING PERSON

    IN
_________________________________________________________________________







CUSIP No. 641208103


_________________________________________________________________________
1.  NAME OF REPORTING PERSON

    PACIFIC MANAGEMENT, LTD

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    94-3024744
_________________________________________________________________________

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a. [ ]
    b. [X]  Reporting Person is affiliated with other persons.
_________________________________________________________________________
3.  SEC USE ONLY

_________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
_________________________________________________________________________

Number of	5.    SOLE VOTING POWER
Shares		      211,071
Beneficially 	--------------------------------------------------------
Owned by Each   6.    SHARED VOTING POWER
Reporting             0
Person With	--------------------------------------------------------
                7.    SOLE DISPOSITIVE POWER
                      211,071
                --------------------------------------------------------
                8.    SHARED DISPOSITIVE POWER
                      0
 ________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     211,071 SHARES

__________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES.

     [  ]
__________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .69%
__________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     IA, PN
__________________________________________________________________________








CUSIP No. 641208103


________________________________________________________________________
1.  NAME OF REPORTING PERSON

    ROBERT M. STAFFORD
    xxx-xx-xxxx
_________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    a.  [ ]
    b.  [X]	 Reporting Person is affiliated with other persons.
_________________________________________________________________________
3.  SEC USE ONLY

_________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
_________________________________________________________________________

Number of         5.    SOLE VOTING POWER
Shares                  56,095
Beneficially 	  -------------------------------------------------------
Owned by Each     6.    SHARED VOTING POWER
Reporting               0
Person With	  -------------------------------------------------------
                  7.    SOLE DISPOSITIVE POWER
                        56,095
                  -------------------------------------------------------
                  8.    SHARED DISPOSITIVE POWER
                        0
_________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    56,095 SHARES
_________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    [  ]
__________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    .18%
__________________________________________________________________________
12. TYPE OF REPORTING PERSON

    IN
__________________________________________________________________________












CUSIP No. 641208103






ITEM 1 (a)        Name of Issuer:

                  NETWORK EQUIPMENT TECHNOLOGIES

ITEM 1 (b)        Address of Issuers Principal Executive Offices:
                  6900 Paseo Padre Parkway
                  Fremont, CA.  94555

ITEM 2 (a)        Name of Person Filing:

                  Stafford Capital Management, LLC
                  Registered Investment Advisor acting under the Advisors Act of 1940
                  Robert M. Stafford, CEO, Chairman

ITEM 2 (b)        Address of Principal Business Office:
                  275 Battery Street, Suite 1600
                  San Francisco, CA.  94111

ITEM 2 (c)        Citizenship:
                  Stafford Capital Management, LLC California
                  Pacific Management, Ltd  California
                  Robert M. Stafford  United States Citizen
                  Craig A. Stephens  United States Citizen

ITEM 2 (d)        Title of Class of Securities:
                  Common Stock, Par Value .01c/Share

ITEM 2 (e)        Cusip Number
                  641208103





























CUSIP No. 641208103





ITEM 3   If this statement is filed pursuant to Rule 13-d-1(b)or
         (c),check whether the person filing is:

  (a)  [   ]  A broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o).
  (b)  [   ]  A bank as defined in section 3(a)(6) of the Act (15
              U.S.C.78c).
  (c)  [   ]  An insurance company as defined in section 3(a)(19) of the
              Act(15 U.S.C.78c).
  (d)  [   ]  An investment company registered under section 8 of the
              Investment Company Act of 1940 (15 U.S.C.80a-8).
  (e)  [ X ]  An investment adviser in accordance with Rule 13-d-
              1(b)(1)(ii)(E)*
  (f)  [   ]  An employee benefit plan or endowment fund in accordance with
              Rule 13d-1(b)(1)(ii)(F)
  (g)  [   ]  A parent holding company or control person in accordance with
              Rule 13d-1(b)(1)(ii)(G);
  (h)  [   ]  A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act (12 U.S.C.1813);
  (i)  [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);
  (j)  [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box [   ]






* See exhibit B

























CUSIP No. 641208103



ITEM 4	Ownership.

        (a)  Amount Beneficially Owned:                         3,725,086
                                                                Shares

        (b)  Percent of Class                                   12.25%

        (c)  Number of Shares as to which the person has:


             (i)   Sole Power to vote or to direct the vote:    3,725,086
                                                                Shares

             (ii)  Shared Power to vote or to direct the vote:  0
                                                                Shares

             (iii) Sole power to dispose or to direct the       3,725,086
                                                                Shares

             (iv)  Shared power to dispose or to direct the     0
                   disposition of:                              Shares


ITEM 5	   Ownership of Five Percent of Less of Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.


ITEM 6	   Ownership of More Than Five Percent on Behalf of Another
           Person.

           Not Applicable.


ITEM 7     Identification and Classification of the Subsidiary
           Acquired the Security Being Reported on By the Parent
           Holding Company.

           Not Applicable.


ITEM 8 Identification and Classification of Members of the Group. See Item 2(a)-(c) and Exhibit A


ITEM 9     Notice of Dissolution of Group.

           Not Applicable.









CUSIP No. 641208103                 SC 13G



ITEM 10	Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant of any transaction having that purpose or effect.

           ____________________________________________________________________




Date:  February 8, 2012





SIGNATURE


By:	Robert M. Stafford
-----------------------
Chairman, CEO
Stafford Capital Management


By: 	Craig A. Stephens
------------------------
President
Stafford Capital Management


By:	Robert M. Stafford
------------------------
General Partner
Pacific Management, Ltd.




























EXHIBIT A

Stafford Capital Management, LLC

Network Equipment Technologies
Cusip No 641208103
SC 13G Filing for December 31, 2011





STAFFORD CAPITAL MANAGEMENT, LLC
     Investment Advisory Clients              2,713,920 Shares


PACIFIC MANAGEMENT, LTD.
     Pacific Asset Partners                   211,071 Shares


COMPANY OFFICERS:

     Craig A. Stephens Family*                744,000 Shares

       Craig Stephens IRA      373,000 Shares
       Craig Stephens          200,000 Shares
       Sara Stephens           125,000 Shares
       John Stephens           16,000 Shares
       Clark Stephens          16,000 Shares
       Charles Stephens        14,000 Shares

     Robert M. Stafford                       56,095 Shares

       Stafford Family Trust   56,095 Shares


TOTAL SHARES REPORTED                         3,725,086 Shares





*Craig Stephens has voting control over related family accounts.


















EXHIBIT B

Stafford Capital Management, LLC

Network Equipment Technologies
Cusip No 641208103
SC 13G Filing for December 31, 2011




Stafford Capital Management, LLC (SCM) is reporting shares cumulatively held in investment advisory client accounts, accounts of officers of the company, and shares held in a separately managed (by the officers of SCM) and registered partnership. This statement is filed pursuant to Rule 13G and the party filing is an Investment Advisor registered under the section 203 of the Investment Advisors Act of 1940. SCM disclaims direct beneficial ownership of all such securities. Each client, company officer, and the separately managed partnership (Pacific Asset Partners), have the right to receive dividends, and/or proceeds from the sale of securities. Pacific Management, Ltd., the registered Advisor of Pacific Asset Partners, disclaims any direct beneficial ownership of all such securities, except to the extent of their respective pecuniary interest therein. Pacific Management, Ltd., Craig Stephens and Robert Stafford are filing jointly with SCM, but not as members of a group, and expressly disclaim membership in a group. To the knowledge and information available to SCM at the date of this filing, the advisor acknowledges that no one client, company officer, or the partnership has an interest in 5% or more of the securities identified hereinabove.